QBE Insurance Group

RECEIVED

2008 JUL -7 P 2:22

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

July 1, 2008

08003622

Mr M Coco
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549
U S A

SUPPL

Dear Mr Coco:

re: <u>Rule 12g3-2(e) – Exemption for QBE Insurance Group Limited – File No. 82-35066</u>

Further to the above exemption, we attach Schedule D (Substantial Shareholder Notices) together with hard copies of them for the June 2008 quarter. All Australian Securities Exchange (ASX) and Australian Securities and Investments Commission (ASIC) announcements have been posted to QBE's website as per our letter to you of July 18, 2007.

Yours sincerely,

D Ramsay

Duncan Ramsay
General Counsel and Company Secretary

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Encs.

Schedule D
up to June 30, 2008
for the Securities and Exchange Commission
QBE file number: 82-35066

List of Information made or
required to be made public,
or filed with the ASX or the ASIC
by shareholders of QBE Insurance Group
Limited

SUBSTANTIAL SHAREHOLDER NOTICES

Item:	Notification of change in substantial shareholding from existing shareholders
Date Required:	Within 2 business days after they became aware of the information
Entity Requiring Item:	ASX & ASIC

	Date	Item Description
1.	**03/28/08**	Form 605 – Notice of Ceasing to be a Substantial Holder
2.	**03/28/08**	Form 605 – Notice of Ceasing to be a Substantial Holder
3.	**04/07/08**	Form 605 – Notice of Ceasing to be a Substantial Holder
4.	**05/08/08**	Form 603 – Notice of Initial Substantial Holder
5.	**06/16/08**	Form 604 – Notice of change of interests of substantial holder

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme QBE Insurance Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 16 June 2008

The previous notice was given to the company on 09 May 2008

The previous notice was dated 08 May 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	44,334,262 shares	5.001%	53,510,130 shares	6.026%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	QBE Insurance Group Limited
ACN/ARSN	

1. Details of substantial holder (1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 8 May 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	44,334,262 shares	44,334,262	5.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.	Became a substantial shareholder	44,334,262 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 8 May 2008 (copy attached)			

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	QBE Insurance Group Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
CAN/ARSN (if applicable	N/A

The holder ceased to be a substantial holder on	7 April 2008
The previous notice was given to the company on	26 January 2007
The previous notice was dated	25 January 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
26/1/2007 thru 07/4/2008	The Capital Group Companies, Inc.	Decreased holdings	Average price of 30.7411 AUD	4,304,521 Ordinary Shares	4,304,521

See Annexure A dated 25 January 2007

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	QBE Insurance Group Limited (QBE)
ACN/ARSN	008 485 014

1. Details of substantial holder (1)

Name	AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)
ACN/ARSN (if applicable)	069 123 011

The holder ceased to be a substantial holder on	28 March 2008
The previous notice was given to the company on	15 November 2007
The previous notice was dated	15 November 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Kevin Keenan Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: Date: 01/04/2008

qbe form 605 280308

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	28 March 2008
The previous notice was given to the company on	28 March 2008
The previous notice was dated	28 March 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
28/03/08	Barclays Group *see Annexure A*	Reduction in voting power	Average price $23.38	Ordinary (1,745,186)	(0.21)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

3 April 2008
Date

END